03003128

82-3226

NEWS DOFASCO

Dofasco Inc., P.O. Box 2460, Hamilton, Ontario L8N 3J5
Telephone: 905 544-3761 Fax: 905 548-4935
Toll Free: 800 363-2726 On Line: www.dofasco.ca

RELEASE DATE: December 6, 2002

INFORMATION CONTACT: Gordon Forstner (905) 548-7200 ext. 2200

Dofasco Announces Executive and Board Changes

John Mayberry to retire; Don Pether to become President and CEO

Hamilton, Ontario: The Board of Directors of Dofasco Inc. today announced Executive and Board changes that will become effective following the company's Annual Meeting of Shareholders on May 2nd, 2003.

John T. Mayberry, Chair of the Board and Chief Executive Officer, has announced that he plans to retire as an officer and a director following Dofasco's Annual Meeting. At that time, Donald A. Pether, currently President and Chief Operating Officer, will become President and Chief Executive Officer. It is the intention of the Board of Directors to select a non-executive Chair following the meeting.

Mr. Mayberry commented on his upcoming retirement, saying "I have enjoyed a very rewarding 35 year career at Dofasco and am very much looking forward to my retirement. I express my deepest thanks to Dofasco's shareholders, Directors and management team for their support. I would also like to thank and congratulate all Dofasco employees for their efforts in making the company one of the most successful steel companies in the world."

Brian MacNeill, the independent lead director of Dofasco's Board, said, "Dofasco has flourished under John Mayberry's leadership. He will leave as his legacy a company that is financially strong, recognized worldwide as a steel industry leader, and in the hands of a highly-skilled and capable new President and CEO, Don Pether."

Mr. MacNeill continued, "This planned and orderly succession is designed to ensure continuity of business performance and to sustain the momentum of Dofasco's strategic growth. The strength of senior company leadership is deep and well proven. John Mayberry and Don Pether have collaborated very closely over the last decade in formulating and implementing a successful growth strategy that has put Dofasco among the leaders of the North American steel industry and has proven very rewarding for all of Dofasco's stakeholders."

Mr. Mayberry joined Dofasco in 1967 and worked in the company's sales and marketing department until his appointment to the position of Vice President and Works Manager in

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1987. In 1989, he was appointed Executive Vice President and then President and CEO in 1993. He was named Chair of the Board and Chief Executive Officer in May 2002.

Mr. Mayberry holds directorships with the Bank of Nova Scotia, Decoma International Inc., and TradePort International Corporation, and is a member of the Management Committee of Gallatin Steel. He is also Chairman and a director of the American Iron and Steel Institute; Chairman and a director of the International Iron and Steel Institute; a director of the Canadian Steel Producers Association; and a director of the Canadian Steel Trade and Employment Congress.

Mr. Pether, age 54, started his Dofasco career in 1970, and held several positions in the Metallurgical department before being appointed Plant Metallurgist in 1985. In 1987, he was named General Sales Manager, and was subsequently appointed to the position of Vice President Commercial in 1989. He became Executive Vice President, Dofasco Inc. and General Manager, Dofasco Hamilton in 1997, responsible for advancing Dofasco's *Solutions in Steel*™ corporate growth strategy. In May 2002, Mr. Pether was appointed to his current position of President and Chief Operating Officer and elected to Dofasco's Board of Directors.

Mr. Pether is Board Chair, Dofasco de Mexico, and President, DoSol Galva Inc., Dofasco's advanced joint venture galvanizing line in Hamilton. He also serves on the Boards of Dofasco U.S.A. and Powerlasers Limited, and is a member of the Management Committee of Gallatin Steel. Mr. Pether's active involvement in the Hamilton community includes participation on the Boards of Governors for McMaster University and The Art Gallery of Hamilton.

Dofasco is a leading North American steel solutions provider. Product lines include hot rolled, cold rolled, galvanized, Extragal™, Galvalume™ and tinplate flat rolled steels, as well as tubular products, laser welded blanks and Zyplex™, a proprietary laminate. Dofasco's wide range of steel products is sold to customers in the automotive, construction, energy, manufacturing, pipe and tube, appliance, packaging and steel distribution industries.

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This News Release may contain forward-looking information with respect to Dofasco's operations and future financial results. Actual results may differ from expected results for a variety of reasons including the factors discussed in the Management's Discussion and Analysis section of Dofasco's 2001 Annual Report and Quarterly Reports to Shareholders for the periods ended March 31, June 30 and September 30, 2002.